MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the period ended June 30, 2009
Dated: August 14, 2009

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

MAG Silver Corp. (“we”, “MAG” or the “Company”) is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican silver belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the six months ended June 30, 2009 and 2008.  It is prepared as of August 14, 2009 and should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2009, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The global economic environment has been uncertain since mid-year 2008.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” below and under “Risk Factors” in the Company’s Annual Information Form (“AIF”).

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including resource estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This MD&A uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources

2/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

FINANCIAL PERFORMANCE

At June 30, 2009, the Company had cash and cash equivalents on hand of $35,423,333 versus $64,815,966 for the period ended June 30, 2008.  The Company’s cash and cash equivalents are largely due to a financing completed late in 2007 and warrant exercises completed early in 2008.  On November 27, 2007, the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  In February 2008 all outstanding warrants were exercised for gross proceeds of $11.37 million.

After deducting interest earned for the period ended June 30, 2009 of $190,090 compared to interest earned of $1,204,755 for the period ended June 30, 2008, the loss for the period ended June 30, 2009 was $9,546,461 compared to a loss for the same period in 2008 of $3,881,018.  The second quarter loss includes a mineral property write-off (Sierra Ramirez) of $3,641,571 (2008: $1,221,019) and $1,260,945 (2008: $2,399,621) as a non-cash charge for stock compensation expense.  Excluding the mineral property write-off and stock compensation expenses, the net loss during the period amounted to $4,643,945 (2008: $260,378).

The fair value of stock-based compensation and the resulting expense amount for the Company is estimated using the Black-Scholes-Merton option valuation model.  The expense is then recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as: if dividends are paid, the weighted average volatility of the Company’s shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company’s shares.

General and administrative expenses for the period ended June 30, 2009, not including mineral property write-offs or stock compensation expenses, amounted to $4,834,035 compared to $1,465,133 in the same period of 2008.  Increases occurred in audit and accounting fees (2009: $164,015 versus 2008: $138,608) due to regulatory compliance work in Canada, the United States and Mexico and as a result of management’s decision to implement quarterly review engagements by the Company’s auditors.  Filing and transfer agent fees increased in the period (2009: $189,591 versus 2008: $134,078) generally as a result of filings relating to takeover bid defense.  General office expenses amounted to $611,043 for the period (2008: $310,325) including costs for the 2009 Annual General and Special meeting of $218,684 (2008: $67,823).  Of this amount $203,859 was for proxy solicitation services (2008 – nil).  Legal fees increased for the six month period to $2,490,158 (2008: $83,865) due to the Company’s successful defensive efforts in reaction to Fresnillo plc’s intended hostile bid for 100% ownership of the Company.  Management and consulting fees increased during the period to $766,761 (2008: $620,638) due to the hiring of additional staff and increased non-executive directors’ fees caused by frequent meetings and the establishment of two new committees (Special Committee and Independent Committee) in response to Fresnillo’s intended unsolicited takeover bid for the Company.  Shareholder relations costs were higher for the period (2009: $458,238 versus 2008: $135,324) due to shareholder communication efforts regarding the intended hostile bid by Fresnillo, including $54,833 (2008: nil) for professional public relations services.  Travel costs increased for the quarter (2009: $167,317 versus 2008: $106,970) for travel to Mexico related to both the valuation process for Fresnillo’s intended hostile bid and an increased number of technical and corporate meetings related to Minera Juanicipio.

During the period ended December 31, 2008, the Company entered into new or amended employment agreements with three officers, one of who is a director as well, and three key employees.  These new or amended agreements include change of control provisions.  Should a change of control of the Company occur after June 30, 2009, the change of control compensation for these six employees would amount to an aggregate of approximately $1.59 million.  During the year ended December 31, 2008 and the period ended June 30, 2009 the Company entered into retention agreements with six non-executive directors of the Company.  These agreements include change of control provisions.  Should a change of control of the Company occur after June 30, 2009, the change of control compensation for these six directors would amount to an aggregate of approximately $240,000.

3/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

Other smaller items account for the balance of general and administrative costs for the period.  The Company occupies office space and receives administrative services on a contract basis.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
June 30, 2009	$51,365	$(4,384,704)	$(0.09)
March 31, 2009	$138,725	$(5,161,757)	$(0.10)
December 31, 2008	$313,847	$(1,610,743)	$(0.04)
September 30, 2008	$446,078	$(381,128)	$(0.01)
June 30, 2008	$545,586	$(1,091,881)	$(0.02)
March 31, 2008	$659,169	$(2,789,137)	$(0.05)
December 31, 2007	$387,939	$(3,364,017)	$(0.07)
September 30, 2007	$211,108	$(351,375)	$(0.01)

Notes:

(1)

The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to prevailing interest rates and the amount of cash on hand during the period referenced.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

REVIEW OF OPERATION AND PROJECTS

During the period ended June 30, 2009, the Company incurred $979,505 in property acquisition costs (2008: $641,989).  Exploration expenditures for the same period on MAG’s 100% owned properties amounted to $10,883,615 (2008: $6,151,542).  The increased exploration expenditures for the period were due to an accelerated 2009 exploration program designed to maximize shareholder value through aggressive drilling and advancement of MAG’s 100%-owned properties. Drilling on these properties (Cinco de Mayo, Salamex, Sierra Ramirez, Lagartos SE and Nuevo Mundo) totaled 58,004 metres.  A further 9,619 metres of drilling was conducted on the Juanicipio property by project operator Fresnillo plc and the Company’s share of these costs was funded through its 44% interest in Minera Juanicipio (see details below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Juanicipio Property

MAG Silver is a 44% partner with Fresnillo plc (56%) in Minera Juanicipio S.A. DE C.V. (“Minera Juanicipio”), the joint venture company that owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Since MAG’s mineral discovery there in 2003, the Juanicipio property has been advanced by the joint venture partners into a significant silver deposit comprising three principal veins named the Valdecañas, Juanicipio and Encino.  The property also has demonstrated potential for further vein discoveries.

4/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

During the three month period ended June 30, 2009, the joint venture proceeded on plan with four drills turning, completion of metallurgical work and engineering studies. A total of 4,214 metres was drilled on the Valdecañas, Juanicipio and Encino veins alone. The joint venture technical committee is considering a recommendation for an additional 8,000 metres of drilling on the Valdecañas vein to further upgrade resources from the inferred to an indicated level of confidence.  Total metres drilled for the six month period on the joint venture property, including exploratory targets, totaled 9,619 metres.

To July 31, 2009 the Company’s 44% share of joint venture expenditures amounted to $1,110,996.  The proposed 2009 program for Minera Juanicipio was approximately 58% complete at that time, with both metres drilled and expenditures on budget.

Assay results were received from four recent holes. The most important results were Hole PE2, drilled on the east-central portion of the Valdecañas Vein which returned 8.85 metres of 448 g/t silver (13.1 opt), 5.70 g/t gold (0.17 opt), 1.68% lead and 4.21% zinc. Holes PC and JB were drilled to define the top of the bonanza zone and returned values consistent with expectations for intersections at that elevation.

The fourth hole drilled, Hole 21P, was on the Juanicipio Vein and this hole intersected the vein almost 150 metres east of earlier hole 20P and about 45 metres higher in elevation. Results were consistent with earlier results at this elevation.

Drilling has now tracked the Juanicipio Vein for over 1 kilometre along strike, with textures and metal values indicating that the vein is being cut at a high level, potentially comparable to the irregular uppermost portions of the Valdecañas Vein. Results to date indicate that the “top out” of the Juanicipio Vein lies at an elevation 100 to 150 metres deeper than that seen in the Valdecañas Vein, so the next series of planned holes have been redesigned to explore for a possible Bonanza Zone 100-200 metres deeper.

During the period Wardrop Engineering provided an updated draft report of the Scoping Level Study (43-101) directed at a standalone production scenario for the Valdecañas Vein.  The Company will release details of the final report promptly upon receipt from Wardrop.  The final report is expected shortly, but in any case should be delivered before the end of the third quarter.

The Company has advanced Minera Juanicipio a cumulative cash total of $9,277,743 for its 44% of acquisition and exploration costs to June 30, 2009 (2008 - $6,905,321).  None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.

Cinco de Mayo Property

The Cinco de Mayo property comprises 22,000 hectares located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Cinco de Mayo is the most advanced of MAG’s five Carbonate Replacement Deposit (“CRD”) style targets.

Drilling at Cinco de Mayo during the three month period ended June 30, 2009 totalled 12,795 metres (year to date is 28,920 metres) focused mainly on geological targets generated by 3-D modeling of the Jose Manto and geophysical targets generated by a previous aerial magnetic (VTEM) survey totalling 2,300 line kilometres.  The latest airborne program was designed to overfly surveys from 2006 to confirm previous results, locate the intrusive source of the Jose Manto, and identify new targets for drilling.  New drill targets have been identified by the geophysical surveys in areas that have not yet been drilled.  Several trends of electromagnetic anomalies are being evaluated and interpreted for future drill targets.  One drill rig continues to work at Cinco de Mayo at the present time.

To date, the Company has drilled a cumulative 84,795 metres on the property, in 126 holes, and outlined high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length which remains open.  Results to date have been encouraging but have not yet delineated an economic tonnage of mineralized material.  The current drilling and geophysical work is part of a $4.0 million budget for exploration work at Cinco de Mayo in 2009.  The

5/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

Company incurred $5,157,538 in exploration costs at Cinco de Mayo during the period ended June 30, 2009 (2008 - $2,928,107), and a cumulative total of $15,930,574 to June 30, 2009.

Lagartos Land Package

Flanking the Juanicipio property MAG owns a 135,000 hectare land package called Lagartos. Two claim groups, Lagartos NW and Lagartos SE, lay northwest and southeast of the Juanicipio Joint Venture along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

Subsequent to the period end the Company optioned from Castle Resources the 312 hectare San Ramone property adjoining Lagartos SE located in the historic Mala Noche silver vein system. The option agreement calls for a cash advance of US$75,000 and work commitments totaling US$3,250,000 over five years for MAG to acquire a 100% interest subject to a 1.5% Net Smelter Royalty. The San Ramone property, combined with MAG’s existing holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the Mala Noche system.

Drilling on Lagartos during the three month period ended June 30, 2009, was scaled back and totaled 4,178 metres, bringing the total for the year to date to 15,101 metres. Work on the northwest extension of the Vetagrande vein system was curtailed due to the heavy alluvial cover, with drilling focused on the southeast where the alluvium is less than 75 metres deep. As of June 30, drilling on the lateral extensions of the Malanoche and Vetagrande vein systems was continuing.

To date, twenty eight holes have been drilled in four principal areas within, and along the projections of major vein systems in the historic Zacatecas District, which has produced over 1 billion ounces of silver.

The Company incurred $2,537,403 in exploration costs on Lagartos during the period ended June 30, 2009 (2008 - $1,134,944), and a cumulative total of $9,072,793 to June 30, 2009 in exploration costs.  The Company’s budgeted exploration programs at Lagartos for 2009 were approximately $1,300,000.   The Company accelerated its exploration spending on this project based on results and for the reasons set out below at “Outlook”.

Sierra de Ramirez Property

Sierra Ramirez is a large 100%-owned CRD prospect (65 square kilometres) within the Sierra Ramirez District in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District. Historically, this district has produced high-grade silver ores (1-3 kg/t) from Spanish colonial times to the 1960s.

During the three month period ended June 30, 2009, 1,978 metres were drilled at Sierra Ramirez, bringing the total for the year to date to 7,944 metres. To date sixteen holes have been drilled on a combination of geological and geophysical targets in the San Acacio and El Pavo areas where the bulk of historic high-grade silver production occurred at Sierra Ramirez, Durango.  Drilling was primarily focused on seeking feeders to the historic limestone-hosted mantos and possible intrusions.  Hole SRPV-05 cut 4,530 g/t (130 opt) silver with 0.86% copper over 1.5 metres at 150 metres depth along the contact between the district’s principal limestone host unit and underlying Jurassic volcanic rocks. Minor additional silver, lead and zinc intercepts were made, but surprisingly fresh and unbroken volcanic rocks were found to underlie the projections of strong, well-mineralized high-angle structures that cut the surface limestones. Magnetic anomalies were found to correspond to the volcanic rocks and no intrusions were cut.  Results are pending from the final 3 holes.

Geological and assay results received to date indicate the Sierra Ramirez mantos were not fed directly from depth.  As a result potential lateral sources for the extensive, high-grade historically mined orebodies are being evaluated.  Based on results received after the quarter ended June 30, 2009 it was decided that the exploration results to date do not support the capitalized value of this property and the Company wrote down deferred acquisition and exploration

6/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

costs of $3,641,571 relating to the Sierra Ramirez property.  The Company has not abandoned the property and further exploration work will be undertaken.

The Company incurred $1,627,181 in exploration costs on Sierra Ramirez during the period ended June 30, 2009 (2008 - $72,270), and a cumulative total of $2,192,452 to June 30, 2009.

Salemex Property

The Salemex property comprises three claim blocks optioned in June and November of 2008 covering 8,663 hectares in the state of Chihuahua.  Salemex is a vein and CRD prospect located approximately 30 kilometres north of the Santa Eulalia Mining District, the world’s leading CRD producer.

Work on the property during the three month period ended June 30, 2009 consisted of 761 metres drilled, bringing the total to 4,895 metres for the year to date. Results to date have been encouraging but time will be needed to review the data collected to date.  An additional 6,000 hectare position has been staked and filed for approval on the continuation of the system to the southeast in the direction of the strengthening results.

The property is cut by three major quartz veins ranging from 1 to over 25 metres wide, many of which have seen minor historic mining and prospecting, but no significant drilling.  Eight initial holes were drilled in the period by the Company along 2 kilometres of bold vein outcrops at Salemex.  The southernmost hole, SM-02, reported 10 grams per tonne (g/t) (0.29 ounces per ton (opt)) gold; 1,735 g/t (50 opt) silver; 3% lead and 1.6% zinc over 0.5 metre vein width.  Hole SM-08, drilled 240 metres north of SM-02 reported 4.7 g/t (0.14 opt) gold; 55 g/t (1.6 opt) silver; 0.75% lead and 1% zinc over 2 metres. Significantly both of these intercepts are high-grade sulphide zones within a quartz-filled vein and breccia zone that ranges from 8 to over 25 metres wide.

The Company incurred $991,716 in exploration costs on Salemex during the period ended June 30, 2009 (2008 - $32,713), and a cumulative total of $1,043,784 to June 30, 2009. Budgeted exploration programs for 2009 at Salemex are approximately $885,000.  The Company accelerated its exploration spending on this project based on results and for the reasons set out below at “Outlook”.

Nuevo Mundo Property

The 11,762 hectare Nuevo Mundo property is in eastern Zacatecas State and geologically located along a structural trend known to host many CRDs and which hosts all of the Company’s CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo). The Nuevo Mundo property is not far from Goldcorp’s Peñasquito mine and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources.

No drilling was conducted during the second quarter after results from the first-quarter 1,144-metre program were inconclusive. Five short holes were drilled in isolated limestone exposures cut by strong gossan outcrops up to 8 metres wide and 200 metres long, reporting high mercury values. Three of the holes reported anomalous arsenic, mercury, antimony and zinc values.  The majority of Nuevo Mundo is mantled by cover and work is on-going to develop targets in the more poorly exposed parts of this well located property.  Additional exploration for Camino Rojo-style mineralization will require substantial field geological and sampling work before any additional drilling is undertaken.

The Company incurred $389,064 in exploration costs on Nuevo Mundo during the period ended June 30, 2009 (2008: $nil), and a cumulative total of $455,233 to June 30, 2009.

Other Properties

MAG Silver wholly owns four other properties which remain in good standing but did not receive any exploration work in the second quarter.

7/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

Batopilas

The Company has incurred cumulatively $4,857,783 in exploration costs and $1,422,672 in acquisition costs on this 4,800 hectare property in the historic Batopilas native silver mining district in Chihuahua. The Company incurred $60,186 in exploration costs on Batopilas during the period ended June 30, 2009 (2008 - $1,260,587). The Company has budgeted a $200,000 exploration program at Batopilas for 2009.

La Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. The Company’s budgeted exploration programs at La Lorena for 2009 are approximately $140,000. Negotiations to obtain surface drilling access are on-going.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. The Company has incurred $1,499,275 in exploration costs and $1,576,740 in acquisition costs to date. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $36,346 in exploration costs on Guigui during the period ended June 30, 2009 (2008 - $6,200).  The Company’s budgeted exploration programs at Guigui for 2009 are approximately $135,000.

Camino Duro

This 19,760 hectare property in Zacatecas, approximately 80 kilometres north of Juanicipio, was acquired in July 2008 and has received only limited exploration work to date.

OUTLOOK

a) General - The Company continues to explore its properties in Mexico and the Company’s working capital position remains strong.  Following the announcement of the intended takeover bid announced by Fresnillo plc in December 2008, the Company pursued an aggressive exploration program in the first quarter of 2009 in an effort to establish as much value as possible in the Company’s non-Juanicipio land package.  Many results and analysis remain outstanding and assessment of the work completed to date is ongoing.  Exploration in the second quarter and onward will return to a normalized pace so that review, analysis and assessment work can be brought up to date.

The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the carrying value of the Company’s mineral properties at period end have not been impaired.  Management reviews the deferred acquisition and exploration costs of its mineral properties regularly.  In the event that market conditions and/or exploration results indicate that the carrying value of a mineral property likely exceeds its value in trade or its possible commercial mineral value, an impairment of that mineral property may be required.

b) Fresnillo – In December of 2008 London Stock Exchange listed Fresnillo plc announced an intention to bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its ownership of 19.8% of MAG, was in the unique position of also being the majority interest holder in, and the operator of, the joint venture company Minera Juanicipio.

Fresnillo’s intended hostile takeover offered US$4.54 per MAG share, representing a price less than the previous trading day’s closing price and a price that remained below MAG’s market price for a significant portion of the next seven months.  Fresnillo’s intended hostile bid was also an “insider bid” as a result of their 19.8% shareholding in the Company, triggering the need for an independent valuation of MAG as required by Canadian securities law under Multilateral Instrument 61-101 (“MI 61-101”).  The valuation work began early January 2009 but was suspended by MAG on February 1, 2009, when Fresnillo refused to provide critical information the independent valuator had requested which was critical for a fair and reliable valuation. The independent valuation remained suspended while continued requests for the critical information were denied by Fresnillo.

8/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

On May 8, 2009 the Company announced that it had delivered a formal application for a hearing before the Ontario Securities Commission (the “OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company as required under MI 61-101.  The Company also asked the OSC to enjoin Fresnillo from proceeding with its intended hostile bid if Fresnillo refused to comply with any document production order from the OSC.

On June 18, 2009 in connection with the OSC proceedings, Fresnillo was ordered to provide to MAG discovery of documents and email records that were germane to Fresnillo’s repeated assertions that critical documents required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator do not exist.  Rather than cooperate with the discovery order issued by the OSC, on June 22, 2009 Fresnillo chose to withdraw its intended hostile bid, citing “uncertainty” as to when or if the independent valuation of MAG’s shares would be completed.

As a result of Fresnillo’s intended hostile bid and its aggressive and uncooperative actions before the OSC which resulted in long and protracted proceedings including numerous appearances before the OSC, the Company has incurred substantial additional professional and administrative costs associated with MAG’s efforts to protect the rights of MAG’s minority shareholders. There were also substantial and ongoing legal costs related to the initiation of arbitration proceedings with the International Chamber of Commerce (ICC) in Paris as prescribed by the terms of the Juanicipio Joint Venture agreement.  See more detail under “Other Items” below.

c) Exploration - In January 2009, Fresnillo and MAG approved a 2009 exploration program based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.0 million and an engineering budget of US $500,000 for Minera Juanicipio.  From its inception in late 2007 to August 14, 2009, the Company has advanced a historical total of approximately US $9.3 million to Minera Juanicipio.  The engineering budget for 2009 was intended to provide for the completion of a scoping level study by Wardrop Engineering, expected to be delivered shortly, but in any event before the end of the third quarter.

Early in the year MAG approved an exploration budget of approximately $17.5 million for 2009. Of this amount, $1.9 million was allotted for the Company’s 44% share of Minera Juanicipio’s 2009 exploration budget as described above.  A further $2.64 million was budgeted for the Company’s share of possible underground development work at Juanicipio. The balance of approximately $13.5 million was earmarked for ten MAG-owned properties in Mexico and general administration and overhead costs.  Planned 2009 expenditures include the diamond drilling of almost 30,000 metres of core on five separate 100% owned properties, air and ground based geophysical surveys, trenching, road building, mapping, sampling, geological modeling, surface rights acquisitions, taxes and land payments and overhead costs.

In response to Fresnillo’s intended hostile bid, MAG chose to accelerate the 2009 exploration program with the aim of unlocking additional shareholder value from its portfolio of 100% owned exploration properties.  To that end MAG essentially completed the full 2009 budgeted exploration program for its own properties during the first 6 months of 2009.  Although the program has not yet located a substantial new discovery,  a review of the results of the program indicate that Lagartos SE, Cinco de Mayo and Salemex projects are worthy of further exploration work going forward.

Diamond drilling has been ongoing during the year at Cinco de Mayo where MAG is outlining a new and potentially significant sulphide silver/lead/zinc carbonate replacement discovery. Drilling is complete, underway or planned for 2009 at Sierra Ramirez, El Pavo, Lagartos SE, Nuevo Mundo, Lorena, and Salemex. Drilling at Juanicipio by operator Fresnillo plc is expected to continue at roughly the same level in 2009 as it did in 2008 at approximately 25,000 metres.  Presently, MAG has one drill operating at Cinco de Mayo and one drill at Lagartos SE.  At Juanicipio, four drills in total are operating.

d) Going Forward - At the time of writing the ICC arbitration proceeding described above is ongoing and there will be associated legal and administrative costs going forward.  However, these costs are expected to be significantly lower than those experienced in the six month period ended June 30, 2009.  At present management is also in the

9/14

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

process of preparing a revised exploration budget for the Company’s 100% owned properties for the balance of 2009.  Once again, the rate of expenditure is expected to be significantly reduced from the pace set in the first six month period of the year.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at August 12, 2009, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,266,769
Stock Options	3,722,158	$1.00 - $14.70	6 mos to 5 years
Diluted	52,988,927

LIQUIDITY AND CAPITAL RESOURCES

At August 12, 2009 the Company had 49,266,769 issued and outstanding common shares.  At June 30, 2009 the Company had 49,249,269 common shares issued and outstanding (2008 – 49,153,466 common shares).  The Company issued a total of 93,703 common shares during the six month period ended June 30, 2009 for cash proceeds of $252,975 (2008: 2,199,270 for cash proceeds of $12,855,647).  In the six months ended June 30, 2009 there were no shares (2008 – Nil) issued for mineral properties.  The Company’s primary source of capital has been from the sale of equity.  At June 30, 2009 the Company had cash and cash equivalents on hand of $35,423,333 (2008: $64,815,966). The primary use of cash during the period was for mineral property acquisition and exploration expenditures of $11,263,120 (2008: $5,632,531), management and consulting fees of $766,761 (2008: $620,638), other general and administrative expenses of $4,067,274 (2008: $844,495) and investment in the Juanicipio Joint Venture of $1,110,996 (2008: $956,960).  The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo plc.  In the second quarter $1,016,052 was issued to Minera Juanicipio for the Company’s share of approved programs.  The Company had $35,938,222 in working capital as at June 30, 2009 compared to $65,178,059 at June 30, 2008.   Current liabilities of the Company at June 30, 2009 amounted to $3,165,649 (2008 - $1,503,417), mostly attributable to accrued legal and exploration (drilling) expenses.

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of two years.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to Notes 9 and 10 of the annual financial statements for the year ended December 31, 2008.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than as follows.

In November and December 2008 the Company notified Fresnillo of various concerns arising under the Shareholders Agreement dated October 10, 2005 which governs the Minera Juanicipio joint venture (the "Shareholders Agreement").  One such concern related to Fresnillo’s acquisition of shares in the Company and Fresnillo’s December 1, 2009 announcement of their intention to launch a hostile bid for all of the outstanding shares of the

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

Company.  It has always been the Company’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  In response to Fresnillo’s hostile action and certain other alleged violations of the Shareholders Agreement, the Company undertook certain defensive steps, including the activation of the dispute resolution provisions of the Shareholders Agreement.  Following unsuccessful attempts to resolve the disputes with Fresnillo through negotiations or mediation, on May 8, 2009 the Company announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the shareholders agreement governing the Juanicipio joint venture and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  At this time the matter is proceeding in accordance with the timelines established by the ICC.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2010.

The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any equity or any debt in order to raise capital.

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s annual information form available on SEDAR at www.sedar.com and http://idea.sec.gov/idea.

The global economic environment has been uncertain since mid-year 2008.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have negatively affected the mining and minerals sectors in general.  The Company’s market capitalization has been significantly reduced.  Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative.  As a result the Company will consider its business plans and options carefully going forward.  Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” above and under “Risk Factors” in the Company’s Annual Information Form (“AIF”). The Company’s intends to preserve its cash balances where possible.

At June 30, 2009, the Company had a receivable of $2,957,247 from the Mexican government for value added tax (“IVA”).  During the period ended June 30, 2009 the Company received $819,338 from the Mexican government for

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

value added tax.   Although full recovery is expected by management, recoveries to date have been intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company paid or accrued non-executive directors fees of $194,472 during the period ended June 30, 2009 (2008 - $102,500).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended June 30, 2009, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $181,671 (2008 - $68,261) and exploration costs totaling $2,025,411 (2008 - $1,119,576) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with two common directors and common officer. During the period ended June 30, 2009, the Company accrued or paid Platinum Group Metals Ltd. $68,196 under the office service agreement (2008 - $67,891).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended June 30, 2009, the Company accrued or paid Anthem $43,957 under the office lease agreement (2008 - $41,095).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The Company’s critical accounting policies are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2008.

CHANGES IN ACCOUNTING POLICIES

The Company’s changes in accounting policies are set out in Note 2 of the unaudited Consolidated Interim Financial Statements for the quarter ended June 30, 2009.

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company no later than the quarter ended November 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements.

The Company is currently evaluating the future impact of IFRS on its financial statements and is in the process of preparing an IFRS transition plan.  Based on the work performed to date, management has identified several

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

potential impacts to the Company’s financial statements as a result of adopting IFRS, with the major differences being:

i. The overall presentation of the financial statements will change significantly, as the Company complies with increased disclosure requirements under IFRS and differing presentations of the balance sheet and statements of income and cash flows; and

ii. Currently, IFRS rules surrounding mineral property costs and exploration costs are undergoing changes by the standard setters, and the results of changes to IFRS 6 “Resource Properties” could have a significant impact to the Company on transition.

Management is also in the process of assessing the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems, financial reporting expertise and other business activities such as foreign currency transactions.  Management is currently focusing its efforts on the higher impact areas and has participated in ongoing training sessions provided by external advisors. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

Management will continue to invest in training and additional resources to ensure a timely conversion.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2007 and December 31, 2008 and quarterly during 2008 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2008 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007 and 2008 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s normal control over financial reporting as of June 30, 2009 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Information

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2009

There have been no subsequent events to report.

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